Exhibit 99.1

Trip.com Group Limited Reports Unaudited Second Quarter and First Half of 2025 Financial

Results

SINGAPORE, August 27, 2025 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading global one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the second quarter and first half of 2025.

Key Highlights for the Second Quarter of 2025

•	International businesses sustained strong growth across all segments during the second quarter of 2025

-	Overall reservations on the Company’s international OTA platform increased by over 60% year-over-year.

-	Inbound travel bookings surged by over 100% year-over-year.

-	Outbound hotel and air ticket bookings have surpassed 120% of the pre-COVID level for the same period in 2019.

“Travel is a key driver in national growth and global engagement. It serves not only as an engine for economic development but also as a catalyst for cultural exchange, global understanding and social vitality,” said James Liang, Executive Chairman. “Looking ahead, we remain confident in the industry’s long-term growth, and will continue to prioritize strategic investments in innovation, partnership development, and inbound travel expansion to stimulate global economic advancement.”

“We are encouraged by the strong momentum across all segments of the travel industry,” said Jane Sun, Chief Executive Officer. “Our strategy focuses on capturing growing demand from every demographic, with special attention to inbound travel. At the same time, we are enhancing our service capabilities to provide global travelers with seamless local experiences. These efforts further reinforce our position as a trusted platform in the global travel landscape.”

Second Quarter of 2025 Financial Results and Business Updates

For the second quarter of 2025, Trip.com Group reported net revenue of RMB14.8 billion (US$2.1 billion), representing a 16% increase from the same period in 2024 and a 7% increase from the previous quarter, primarily driven by stronger travel demand, particularly during the holiday periods.

Accommodation reservation revenue for the second quarter of 2025 was RMB6.2 billion (US$869 million), representing a 21% increase from the same period in 2024, primarily driven by an increase in accommodation reservations. Accommodation reservation revenue for the second quarter of 2025 increased by 12% from the previous quarter, primarily driven by stronger travel demand, particularly during the holiday periods.

Transportation ticketing revenue for the second quarter of 2025 was RMB5.4 billion (US$753 million), representing an 11% increase from the same period in 2024, primarily driven by an increase in transportation reservations. Transportation ticketing revenue for the second quarter of 2025 was flat, compared to that of the previous quarter.

Packaged-tour revenue for the second quarter of 2025 was RMB1.1 billion (US$151 million), representing a 5% increase from the same period in 2024, primarily driven by an increase in packaged-tour reservations. Packaged-tour revenue for the second quarter of 2025 increased by 14% from the previous quarter, primarily driven by stronger travel demand, particularly during the holiday periods.

Corporate travel revenue for the second quarter of 2025 was RMB692 million (US$97 million), representing a 9% increase from the same period in 2024 and a 21% increase from the previous quarter, primarily driven by an increase in corporate travel reservations.

Cost of revenue for the second quarter of 2025 increased by 22% to RMB2.8 billion (US$393 million) from the same period in 2024 and increased by 4% from the previous quarter, which was generally in line with the fluctuations in net revenue from the respective periods. Cost of revenue as a percentage of net revenue was 19% for the second quarter of 2025.

Product development expenses for the second quarter of 2025 increased by 17% to RMB3.5 billion (US$489 million) from the same period in 2024 primarily due to the increase in product development personnel related expenses. Product development expenses for the second quarter of 2025 decreased by 1% from the previous quarter. Product development expenses as a percentage of net revenue were 24% for the second quarter of 2025.

Sales and marketing expenses for the second quarter of 2025 increased by 17% to RMB3.3 billion (US$464 million) from the same period in 2024 and increased by 11% from the previous quarter, primarily due to the increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue were 22% for the second quarter of 2025.

General and administrative expenses for the second quarter of 2025 increased by 2% to RMB1.1 billion (US$153 million) from the same period in 2024 and increased by 6% from the previous quarter. General and administrative expenses as a percentage of net revenue were 7% for the second quarter of 2025.

Income tax expense for the second quarter of 2025 was RMB998 million (US$139 million), compared to RMB693 million for the same period in 2024 and RMB638 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and changes in valuation allowance provided for deferred tax assets.

Net income for the second quarter of 2025 was RMB4.9 billion (US$681 million), compared to RMB3.9 billion for the same period in 2024 and RMB4.3 billion for the previous quarter. Adjusted EBITDA for the second quarter of 2025 was RMB4.9 billion (US$680 million), compared to RMB4.4 billion for the same period in 2024 and RMB4.2 billion for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the second quarter of 2025 was RMB4.8 billion (US$676 million), compared to RMB3.8 billion for the same period in 2024 and RMB4.3 billion for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the second quarter of 2025 was RMB5.0 billion (US$699 million), compared to RMB5.0 billion for the same period in 2024 and RMB4.2 billion for the previous quarter.

Diluted earnings per ordinary share and per ADS was RMB6.97 (US$0.97) for the second quarter of 2025. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB7.20 (US$1.01) for the second quarter of 2025. Each ADS currently represents one ordinary share of the Company.

As of June 30, 2025, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB94.1 billion (US$13.1 billion).

Recent Development

As part of the Company’s ongoing commitment to delivering value to its shareholders and ADS holders and in line with its regular capital return policy, as of August 27, 2025, U.S. Eastern Time, the Company had repurchased 7 million ADSs in aggregate with a total gross consideration of US$400 million pursuant to its existing share repurchase program authorized in February 2025.

In August 2025, the board of directors of the Company (the “Board”) has authorized a new share repurchase program under which the Company may repurchase up to an aggregate of US$5 billion of its outstanding ordinary shares and/or ADSs. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations as well as repurchase mandate granted or to be granted to the Board pursuant to the resolutions of shareholders passed at the annual general meeting of the Company (to the extent applicable).

Conference Call

Trip.com Group’s management team will host a conference call at 8:00 PM on August 27, 2025, U.S. Eastern Time (or 8:00 AM on August 28, 2025, Hong Kong Time) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register-conf.media-server.com/register/BI721587a0c39340f2abf725eb0ffb89eb.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Trip.com Group and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2024 RMB (million)	June 30, 2025 RMB (million)	June 30, 2025 USD (million)

ASSETS
Current assets:
Cash, cash equivalents and restricted cash	51,093	58,313	8,140
Short-term investments	28,475	21,705	3,030
Accounts receivable, net	12,459	14,413	2,012
Prepayments and other current assets	20,093	22,085	3,083
Total current assets	112,120	116,516	16,265
Property, equipment and software	5,053	5,394	753
Intangible assets and land use rights	12,840	12,967	1,810
Right-of-use asset	755	766	107
Investments (Includes held to maturity time deposit and financial products of RMB10,453 million and RMB14,097 million as of December 31,2024 and June 30, 2025, respectively)	47,194	51,121	7,136
Goodwill	60,911	61,884	8,639
Other long-term assets	454	514	72
Deferred tax asset	3,254	3,276	457
Total assets	242,581	252,438	35,239
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	19,433	28,202	3,937
Accounts payable	16,578	19,506	2,723
Advances from customers	18,029	19,692	2,749
Other current liabilities	19,970	20,054	2,800
Total current liabilities	74,010	87,454	12,209
Deferred tax liability	4,098	3,640	508
Long-term debt	20,134	10,938	1,527
Long-term lease liability	561	543	76
Other long-term liabilities	296	383	53
Total liabilities	99,099	102,958	14,373
MEZZANINE EQUITY	743	791	110
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	141,807	147,646	20,610
Non-controlling interests	932	1,043	146
Total shareholders’ equity	142,739	148,689	20,756
Total liabilities, mezzanine equity and shareholders’ equity	242,581	252,438	35,239

Trip.com Group Limited

Unaudited Consolidated Statements of Income

(In millions, except share and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2024 RMB (million)	March 31, 2025 RMB (million)	June 30, 2025 RMB (million)	June 30, 2025 USD (million)	June 30, 2024 RMB (million)	June 30, 2025 RMB (million)	June 30, 2025 USD (million)
Revenue:
Accommodation reservation	5,136	5,541	6,225	869	9,632	11,766	1,642
Transportation ticketing	4,871	5,418	5,397	753	9,871	10,815	1,510
Packaged-tour	1,025	947	1,079	151	1,908	2,026	283
Corporate travel	633	573	692	97	1,144	1,265	177
Others	1,123	1,371	1,471	205	2,154	2,842	397
Total revenue	12,788	13,850	14,864	2,075	24,709	28,714	4,009
Less: Sales tax and surcharges	(16)	(20)	(21)	(3)	(32)	(41)	(6)
Net revenue	12,772	13,830	14,843	2,072	24,677	28,673	4,003
Cost of revenue	(2,312)	(2,705)	(2,818)	(393)	(4,550)	(5,523)	(771)
Gross profit	10,460	11,125	12,025	1,679	20,127	23,150	3,232
Operating expenses:
Product development *	(2,993)	(3,525)	(3,500)	(489)	(6,102)	(7,025)	(981)
Sales and marketing *	(2,835)	(2,999)	(3,326)	(464)	(5,147)	(6,325)	(883)
General and administrative *	(1,077)	(1,038)	(1,097)	(153)	(2,008)	(2,135)	(298)
Total operating expenses	(6,905)	(7,562)	(7,923)	(1,106)	(13,257)	(15,485)	(2,162)
Income from operations	3,555	3,563	4,102	573	6,870	7,665	1,070
Interest income	634	640	609	85	1,226	1,249	174
Interest expense	(514)	(286)	(265)	(37)	(1,013)	(551)	(77)
Other (expense)/income	(183)	1,137	1,114	155	576	2,251	314
Income before income tax expense and equity in income/(loss) of affiliates	3,492	5,054	5,560	776	7,659	10,614	1,481
Income tax expense	(693)	(638)	(998)	(139)	(1,357)	(1,636)	(228)
Equity in income/(loss) of affiliates	1,089	(102)	318	44	1,911	216	30
Net income	3,888	4,314	4,880	681	8,213	9,194	1,283
Net income attributable to non-controlling interests and mezzanine classified non-controlling interests	(55)	(37)	(34)	(5)	(68)	(71)	(10)
Net income attributable to Trip.com Group Limited	3,833	4,277	4,846	676	8,145	9,123	1,273
Earnings per ordinary share
- Basic	5.84	6.48	7.34	1.02	12.46	13.82	1.93
- Diluted	5.57	6.09	6.97	0.97	11.93	13.05	1.82
Earnings per ADS
- Basic	5.84	6.48	7.34	1.02	12.46	13.82	1.93
- Diluted	5.57	6.09	6.97	0.97	11.93	13.05	1.82
Weighted average ordinary shares outstanding
- Basic	655,857,569	660,203,576	659,916,799	659,916,799	653,603,638	660,060,247	660,060,247
- Diluted	687,977,626	702,144,923	695,705,348	695,705,348	682,766,701	698,925,198	698,925,198
* Share-based compensation included in Operating expenses above is as follows:
Product development	322	220	258	36	536	478	67
Sales and marketing	55	41	53	7	93	94	13
General and administrative	297	219	255	35	495	474	66

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2024 RMB (million)	March 31, 2025 RMB (million)	June 30, 2025 RMB (million)	June 30, 2025 USD (million)	June 30, 2024 RMB (million)	June 30, 2025 RMB (million)	June 30, 2025 USD (million)
Net income	3,888	4,314	4,880	681	8,213	9,194	1,283
Less: Interest income	(634)	(640)	(609)	(85)	(1,226)	(1,249)	(174)
Add: Interest expense	514	286	265	37	1,013	551	77
Add: Other expense/(income)	183	(1,137)	(1,114)	(155)	(576)	(2,251)	(314)
Add: Income tax expense	693	638	998	139	1,357	1,636	228
Less: Equity in (income)/loss of affiliates	(1,089)	102	(318)	(44)	(1,911)	(216)	(30)
Income from operations	3,555	3,563	4,102	573	6,870	7,665	1,070
Add: Share-based compensation	674	480	566	78	1,124	1,046	146
Add: Depreciation and amortization	207	204	212	29	416	416	58
Adjusted EBITDA	4,436	4,247	4,880	680	8,410	9,127	1,274
Adjusted EBITDA margin	35%	31%	33%	33%	34%	32%	32%
Net income attributable to Trip.com Group Limited	3,833	4,277	4,846	676	8,145	9,123	1,273
Add: Share-based compensation	674	480	566	78	1,124	1,046	146
Add: Loss/(gain) from fair value changes of equity securities investments and exchangeable senior notes	435	(526)	(447)	(62)	(244)	(973)	(136)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	43	(43)	46	7	15	3	0
Non-GAAP net income attributable to Trip.com Group Limited	4,985	4,188	5,011	699	9,040	9,199	1,283
Weighted average ordinary shares outstanding- Diluted-non GAAP	687,977,626	702,144,923	695,705,348	695,705,348	682,766,701	698,925,198	698,925,198
Non-GAAP Diluted income per share	7.25	5.96	7.20	1.01	13.24	13.16	1.84
Non-GAAP Diluted income per ADS	7.25	5.96	7.20	1.01	13.24	13.16	1.84

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.1636 on June 30, 2025 published by the Federal Reserve Board.